
December 4, 2012

Via E-mail
Wilson Garrett
Chief Executive Officer
Shades Holdings, Inc.
15961 McGregor Blvd Suite 4
Fort Myers, FL 33908

> **Re:** **Shades Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed April 16, 2012**
> **File No. 0-54156**

Dear Mr. Garrett:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management's Report on Internal Control Over Financial Reporting, page 11

1. We note your disclosure controls and procedures were not effective as of December 31, 2011 because of the material weaknesses you disclose and that you have also identified material weaknesses in your assessment of the effectiveness of your internal controls. Please amend your Form 10-K to also separately conclude your internal control over financial reporting was not effective as of December 31, 2011. See Item 308(a)(3) of Regulation S-K.

Form 8-K filed on September 10, 2012

2. Please tell us your consideration of whether the September 7, 2012 Share Exchange Agreement with Suncoast Real Estate Owned Holdings, Inc. qualifies for reverse merger recapitalization accounting treatment and provide us your analysis. In this regard, we note Shades Holdings, Inc. was effectively a shell company immediately before the reverse merger transaction. As such, the Form 8-K you filed on September 10, 2012 should have included all the information that would be required if you were filing a general form for registration of securities on Form 10 under the Exchange Act, including audited annual and interim financial statements of the operating company for all required periods. Please amend your Form 8-K filed on September 10, 2012, or advise us of how you are accounting for the Share Exchange citing the specific authoritative literature you applied to support your conclusions.

Form 12b-25 filed November 14, 2012

3. We note that as of this date you have not filed a Form 10-Q for the period ended September 30, 2012. Please tell us the reason for the continued delay and when you expect to file your quarterly report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief